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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quarterly Report for the Period Ending
June 30, 2003 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending June 30, 2003 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2003

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the second quarter of 2003 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2002. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

        Sun Media Corporation ("Sun Media"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 16 daily newspapers, serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 178 weekly newspapers and specialty publications across Canada.

RECENT DEVELOPMENTS

        On May 5, 2003, Sun Media completed the sale of its operating assets in Florida, including seven weekly publications, and a commercial printing operation. On May 8, 2003, Sun Media completed the sale of its operations in British Columbia, comprised of six publications and a commercial printing plant. The total cash consideration on the sales was $22.4 million, which resulted in a gain on disposal of $5.8 million or $3.0 million after taxes.

        On May 30, 2003, Sun Media completed its offer to exchange (the "Exchange Offer") US$205 million principal amount of its 7 5/8% Senior Notes due 2013 (the "Initial Notes") for an equal principal amount of new notes (the "Notes") registered under the Securities Act of 1933, as amended.

OPERATING RESULTS AND EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to US GAAP are presented in note 9 of the attached financial statements). In its analysis of operating results, Sun Media defines EBITDA as earnings before depreciation and amortization, financial expenses, gain on debt redemption, income taxes, non-controlling interest, dividend income, and income from discontinued operations.

        EBITDA as defined above is not a measure of results that is consistent with Canadian generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian generally accepted accounting principles. EBITDA is used by Sun Media because management believes it is a meaningful measure of performance. EBITDA is commonly used by the investment community to analyze and compare the performance of companies in the industry in which Sun Media is engaged. Sun Media's definition of EBITDA may not be identical to similarly titled measures by other companies. The following table provides the reconciliation of income from continuing operations to EBITDA under Canadian GAAP and US GAAP, and the reconciliation of EBITDA to cash provided by operating activities of continuing operations under Canadian GAAP and US GAAP, for the three months and six months ended June 30, 2002 and 2003.

	Three Months Ended June 30,
	2002	2003	2002	2003
	Canadian GAAP		US GAAP
	(In thousands of Canadian dollars)
Income from continuing operations	$81,119	$90,733	$50,632	$45,060
Depreciation and amortization	6,147	6,461	6,147	6,461
Financial expenses	8,528	11,830	56,663	81,687
Gain on debt redemption	—	—	—	—
Income taxes	17,160	15,473	(733)	(8,950)
Non-controlling interest	324	330	324	330
Dividend income	(49,863)	(60,770)	(49,863)	(60,770)

EBITDA as defined	63,415	64,057	63,170	63,818
Financial expenses	(8,528)	(11,830)	(56,663)	(81,687)
Gain on debt redemption	—	—	—	—
Current income taxes	(15,410)	(15,473)	2,523	(299)
Dividend income	49,863	60,770	49,863	60,770
Other items not involving cash	149	458	(183)	11,245
Change in non-cash operating working capital	(36,809)	(46,363)	(6,030)	(2,228)

Cash provided by operating activities of continuing operations	$52,680	$51,619	$52,680	$51,619

	Six Months Ended June 30,
	2002	2003	2002	2003
	Canadian GAAP		US GAAP
	(In thousands of Canadian dollars)
Income from continuing operations	$149,352	$175,886	$88,636	$91,504
Depreciation and amortization	12,342	13,053	12,342	13,053
Financial expenses	17,547	21,544	113,395	150,849
Gain on debt redemption	—	(7,463)	—	(7,583)
Income taxes	27,264	26,696	(8,359)	(18,585)
Non-controlling interest	546	547	546	547
Dividend income	(99,726)	(121,541)	(99,726)	(121,541)

EBITDA as defined	107,325	108,722	106,834	108,244
Financial expenses	(17,547)	(21,544)	(113,395)	(150,849)
Gain on debt redemption	—	7,463	—	7,583
Current income taxes	(24,514)	(28,259)	11,352	2,089
Dividend income	99,726	121,541	99,726	121,541
Other items not involving cash	496	3,817	(590)	14,863
Change in non-cash operating working capital	29,821	356	(25,793)	(14,849)

Cash provided by operating activities of continuing operations	$195,307	$192,096	$78,134	$88,622

Three Months Ended June 30, 2003 compared to the Three Months Ended June 30, 2002

        Consolidated revenues for the three months ended June 30, 2003 were $225.2 million, compared to $219.1 million for the three months ended June 30, 2002, an increase of $6.1 million or 2.8%.

        Advertising revenues were $158.2 million for the three months ended June 30, 2003, an increase of $6.7 million, or 4.5%, from $151.5 million for the three months ended June 30, 2002. Advertising revenues were strong in all operations. Higher advertising rates explained most of the increase in revenues, while advertising linage increased marginally. Declines in national and retail advertising linage were more than offset by increased volume in classified advertising linage, particularly in the automotive sector.

        Total circulation revenues for the three months ended June 30, 2003 decreased over the three months ended June 30, 2002 by $1.2 million, or 2.7%, from $42.8 million to $41.6 million. The urban newspapers accounted for the vast majority of this decrease, while circulation revenues in the community newspapers remained relatively flat year over year. Most markets experienced a decline in circulation revenues as a result of lower earned rates and decreased average circulation.

        Commercial printing and other revenues were $25.4 million for the three months ended June 30, 2003, an increase of $0.5 million, or 2.0%, compared to the three months ended June 30, 2002. Increased flyer distribution revenue in the second quarter of 2003 accounted for the increase over 2002.

        Wages and employee benefit expenses increased $2.5 million, or 3.2%, from $79.0 million to $81.5 million, during the three months ended June 30, 2003, compared to the three months ended June 30, 2002. The increase in wages and employee benefit expenses was the result of normal wage increases, higher pension and benefit costs, and increased stock compensation expense of $0.6 million in the second quarter of 2003.

        Newsprint expenses of $27.1 million for the three months ended June 30, 2003 were $1.1 million, or 4.4% higher than the three months ended June 30, 2002. The increase was due to higher newsprint volumes, as a result of new products and the transfer of third party printing to Sun Media presses.

        Other operating expenses were $52.6 million for the three months ended June 30, 2003, an increase of $1.8 million, or 3.6%, over the three months ended June 30, 2002. While expenses in general were well contained, distribution costs increased significantly, relating to investments in distribution operations as well as higher fuel costs. New publications and supplements resulted in other cost increases.

        EBITDA for the three months ended June 30, 2003 of $64.1 million was $0.6 million, or 1.0%, higher than EBITDA for the three months ended June 30, 2002 of $63.4 million. The improvement in EBITDA is explained by the increase in revenues of 2.8%, partially offset by increases in payroll expenses, increased distribution costs, and the costs associated with new products initiated in 2003.

        EBITDA margin represents EBITDA as a percentage of revenues. Sun Media's EBITDA margin for the three months ended June 30, 2003 was 28.4%, compared to 28.9% for the three months ended June 30, 2002.

        Depreciation and amortization expenses of $6.5 million in the three months ended June 30, 2003 were $0.3 million higher than in the three months ended June 30, 2002.

        Financial expenses for the three months ended June 30, 2003 were $11.8 million, compared to $8.5 million for the three months ended June 30, 2002. This increase of $3.3 million, or 38.7% was due primarily to higher debt as a result of the refinancing completed in the first quarter of 2003.

        Sun Media earned dividend income of $60.8 million on its investment in Quebecor Media preferred shares during the three months ended June 30, 2003, compared to $49.9 million during the three months ended June 30, 2002. This increase in dividend income was due to an additional investment in November 2002 in the Quebecor Media preferred shares. As of June 30, 2003, Sun Media had a receivable of $110.9 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares.

        The provision for income taxes was $15.5 million in the three months ended June 30, 2003, compared to $17.2 million in the three months ended June 30, 2002. The effective tax rate, excluding the dividend income, decreased to 34.1% in the second quarter of 2003, from 35.4% in the second quarter of 2002, due mainly to lower statutory tax rates.

        A gain of $5.8 million or $3.0 million after taxes was recorded in the quarter relating to the disposal of the assets of the Florida and British Columbia operations. The total income after taxes from discontinued operations, including operating results and the gain on disposal, was $3.1 million in the three months ended June 30, 2003.

        Net income for the three months ended June 30, 2003, was $93.9 million, compared to $81.9 million for the same period in 2002, an increase of $12.0 million or 14.6%.

Six Months Ended June 30, 2003 compared to the Six Months Ended June 30, 2002

        Consolidated revenues for the six months ended June 30, 2003 were $421.2 million, compared to $413.4 million for the six months ended June 30, 2002, an increase of $7.8 million or 1.9%.

        Advertising revenues were $292.2 million for the six months ended June 30, 2003, an increase of $10.7 million, or 3.8%, from $281.5 million for the six months ended June 30, 2002. Virtually all operations experienced growth in advertising revenues due primarily to higher advertising rates.

        Total circulation revenues for the six months ended June 30, 2003 decreased over the six months ended June 30, 2002 by $2.1 million, or 2.4%, from $85.3 million to $83.2 million. The urban newspapers accounted for the vast majority of this decrease as a result of lower earned rates and lower average circulation.

        Commercial printing and other revenues were $45.8 million for the six months ended June 30, 2003, a decline of $0.8 million, or 1.7%, when compared to the six months ended June 30, 2002, mainly as a result of lower commercial printing revenues. In addition, flyer distribution revenues for the six months ended June 30, 2003 were lower than in the same period in 2002.

        Wages and employee benefit expenses increased $3.3 million, or 2.1%, during the six months ended June 30, 2003, compared to the six months ended June 30, 2002, from $155.9 million to $159.2 million. This increase in wages and employee benefit expenses was largely the result of normal wage increases, higher pension and benefit costs, and increased stock compensation expense of $0.7 million during that period.

        Newsprint expenses of $50.3 million for the six months ended June 30, 2003 represented a $0.2 million, or 0.5% increase, from the six months ended June 30, 2002. Higher printing volumes due to new products and the transfer of third party printing to Sun Media presses resulted in the increased newsprint expenses.

        Other operating expenses were $103.0 million for the six months ended June 30, 2003, an increase of $2.8 million, or 2.8%, over the six months ended June 30, 2002. Distribution costs explained a large portion of the increase, while new products and supplements also resulted in increased operating expenses.

        EBITDA for the six months ended June 30, 2003 of $108.7 million was $1.4 million, or 1.3%, higher than EBITDA for the six months ended June 30, 2002 of $107.3 million. The increase in revenues was offset by increases in payroll expenses, costs relating to distribution operations, and expenses relating to new products and supplements.

        Sun Media's EBITDA margin for the six months ended June 30, 2003 was 25.8%, compared to 26.0% for the six months ended June 30, 2002.

        Depreciation and amortization expenses in the six months ended June 30, 2003 were $13.1 million, compared to $12.3 million in the six months ended June 30, 2002.

        In the six months ended June 30, 2003, a net gain of $7.5 million, or $5.9 million after taxes, was recorded on the redemption of Sun Media's senior subordinated notes, the repayment of its old senior credit facility and the payment of related accrued interest. The net gain is comprised of a gain on the unwinding of the hedging contracts, offset by a redemption premium, a foreign exchange loss on the redemption of Sun Media's senior subordinated notes, and the write-off of the related deferred financing costs.

        Financial expenses for the six months ended June 30, 2003 were $21.5 million, compared to $17.5 million for the six months ended June 30, 2002. This increase of $4.0 million, or 22.8%, was due primarily to higher debt as a result of the refinancing completed in the first quarter of 2003.

        Sun Media earned dividend income of $121.5 million on its investment in Quebecor Media preferred shares during the six months ended June 30, 2003, compared to $99.7 million during the six months ended June 30, 2002. This increase in dividend income was due to an additional investment in November 2002 in the Quebecor Media preferred shares.

        The provision for income taxes was $26.7 million in the six months ended June 30, 2003, compared to $27.3 million in the six months ended June 30, 2002. The effective tax rate, excluding the dividend income, decreased to 32.9% in the six months ended June 30, 2003, from 35.5% in the six months ended June 30, 2002, due mainly to non-taxable components of the unusual gain on debt redemption, and lower statutory tax rates.

        Income from discontinued operations for the six months ended June 30, 2003 was $3.5 million, including the after-tax gains on the disposal of assets in Florida and British Columbia of $3.0 million. This compares to income from discontinued operations of $1.2 million for the six months ended June 30, 2002.

        Net income for the six months ended June 30, 2003 was $179.4 million, an increase of $28.8 million or 19.1%, compared to the six months ended June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        Cash from continuing operations for the three months ended June 30, 2003 of $51.6 million was $1.1 million less than for the three months ended June 30, 2002 of $52.7 million, a decrease of 2.0%. In the first six months of 2003, cash from continuing operations was $192.1 million, compared to $195.3 million in the same period of 2002. Sun Media received cash of $106.5 million during the six months ended June 30, 2003 relating to dividend income from its investment in Quebecor Media preferred shares. In the six months ended June 30, 2002, Sun Media received cash of $120.5 million in this regard. Excluding these dividends and the cash portion of the gain on debt redemption, cash provided from operations increased $0.6 million, or 0.8%, in the six months ended June 30, 2003, compared to the six months ended June 30, 2002.

Financing Activities

        In the three months ended June 30, 2003, Sun Media issued dividends of $39.0 million to Quebecor Media. Sun Media also made net debt repayments of $0.9 million in the second quarter of 2003, resulting in total net repayments of $12.1 million in the six months ended June 30, 2003

        On February 7, 2003, Sun Media sold US$205.0 million (or Cdn$312.2 million) of its Initial Notes. Concurrently with the completion of the private placement offering of the Initial Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million) term loan B. Sun Media used the net proceeds from the issuance of the Initial Notes and borrowings under the new credit facility totaling $655.8 million (after the bond discount of $5.4 million), as well as additional cash then available to repay borrowings under the old credit facility of $301.5 million, redeem on March 10, 2003 two series of senior subordinated notes with a then outstanding aggregate principal amount of $205.7 million, and pay financing fees on the transaction of $11.0 million. Sun Media also used the net proceeds to declare and pay to Quebecor Media, its parent company, a dividend in an aggregate amount of $260.0 million.

        Interest payments of $103.5 million were made in the six months ended June 30, 2003, relating to Sun Media's convertible obligations to its parent, Quebecor Media. This compares to interest payments of $117.2 million in the six months ended June 30, 2002.

Investing Activities

        Total cash proceeds on the disposal of the Florida and British Columbia assets in the second quarter of 2003 were $22.4 million.

        Capital expenditures increased to $3.0 million in the three months ended June 30, 2003, compared to $0.8 million in the three months ended June 30, 2002. Total capital expenditures for the six months ended June 30, 2003 were $4.3 million compared to $2.1 million for the same period in 2002. Expenditures for new technology, such as computer-to-plate production equipment, digital photography equipment, as well as new colour units for the press in Montreal, explained a large portion of the increase.

        Short-term investments of $74.4 million held at December 31, 2002, matured or were sold during the six months ended June 30, 2003.

Financial Position

        As at June 30, 2003, Sun Media had cash and cash equivalents of $58.3 million. As at June 30, 2003, the total long-term debt, including the current portion, was $569.5 million. This represents a decrease in debt of $53.9 million from the March 31, 2003 balance of $623.4 million. The decline was due to the strengthening Canadian dollar in the second quarter of 2003, which resulted in a decrease in the Canadian dollar carrying value of the US$ debt of $53.0 million. The decline in the carrying value of the debt was offset completely by the increase in the value of the financial instruments used to hedge the debt recorded in other liabilities (note 7). Furthermore, Sun Media repaid $0.9 million of its term loan B in the three months ended June 30, 2003.

        Sun Media believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital expenditures, interest payments and scheduled debt repayments. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Sun Media's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	(restated — note 2(i))		(restated — note 2(i))
REVENUES	$219,132	$225,243	$413,432	$421,204
OPERATING EXPENSES
Wages and employee benefits	78,960	81,480	155,854	159,158
Newsprint	25,984	27,129	50,082	50,314
Other operating expenses	50,773	52,577	100,171	103,010

	155,717	161,186	306,107	312,482
OPERATING INCOME BEFORE THE UNDERNOTED	63,415	64,057	107,325	108,722
Depreciation and amortization	(6,147)	(6,461)	(12,342)	(13,053)
Financial expenses	(8,528)	(11,830)	(17,547)	(21,544)
Gain on debt redemption (note 4)	—	—	—	7,463
Dividend income (note 5)	49,863	60,770	99,726	121,541

	35,188	42,479	69,837	94,407
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	98,603	106,536	177,162	203,129
Income taxes	(17,160)	(15,473)	(27,264)	(26,696)
Non-controlling interest	(324)	(330)	(546)	(547)

INCOME FROM CONTINUING OPERATIONS	81,119	90,733	149,352	175,886
Gain from discontinued operations (note 3)	788	3,148	1,231	3,483

NET INCOME	$81,907	$93,881	$150,583	$179,369

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

(Unaudited)
(Thousands of Canadian dollars)

	Convertible Obligation (Note 5)	Capital Stock	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2001	$1,692,673	$301,801	$144,442	$277	$2,139,193
Net income	—	—	150,583	—	150,583
Dividends on capital stock	—	—	(70,945)	—	(70,945)
Currency translation	—	—	—	(382)	(382)
Interest on convertible obligations (note 5)	96,934	—	(61,068)	—	35,866
Payment of interest on convertible obligations (note 5)	(117,173)	—	—	—	(117,173)
Adjustment on related party transaction	—	—	(230)	—	(230)

BALANCE — JUNE 30, 2002	$1,672,434	$301,801	$162,782	$(105)	$2,136,912

BALANCE — DECEMBER 31, 2002	$2,043,089	$301,801	$254,008	$182	$2,599,080
Net income	—	—	179,369	—	179,369
Dividends on capital stock	—	—	(39,017)	—	(39,017)
Dividend paid to parent on refinancing (note 4)	—	—	(260,000)	—	(260,000)
Currency translation	—	—	—	(182)	(182)
Interest on convertible obligations (note 5)	118,138	—	(76,789)	—	41,349
Payment of interest on convertible obligations (note 5)	(103,474)	—	—	—	(103,474)

BALANCE — JUNE 30, 2003	$2,057,753	$301,801	$57,571	$—	$2,417,125

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003
	(restated — note 2(i))		(restated — note 2(i))
Cash provided by (used for):
CONTINUING OPERATIONS
Net income	$81,119	$90,733	$149,352	$175,886
Items not involving cash:
Depreciation of fixed assets	6,108	6,457	12,262	13,028
Amortization of deferred charges	39	4	80	25
Future income taxes	1,750	—	2,750	(1,563)
Non-controlling interest	324	330	546	547
Other	149	458	496	3,817

	89,489	97,982	165,486	191,740
Changes in non-cash operating working capital	(36,809)	(46,363)	29,821	356

Cash provided by operating activities of continuing operations	52,680	51,619	195,307	192,096
FINANCING
Interest paid on convertible obligations (note 5)	—	—	(117,173)	(103,474)
Proceeds on refinancing (net of deferred bond discount) (note 4)	—	—	—	655,829
Repayment of senior subordinated notes and senior credit facility (note 4)	—	—	—	(507,160)
Payment of financing fees (note 4)	(68)	—	(68)	(11,000)
Increase in long-term debt	1,227	—	1,371	958
Repayment of long-term debt	(37,738)	(872)	(37,738)	(13,012)
Dividend paid to parent on refinancing (note 4)	—	—	—	(260,000)
Dividends on capital stock	(31,930)	(39,017)	(70,945)	(39,017)
Other	(150)	(249)	(368)	(518)

Cash used in financing activities of continuing operations	(68,659)	(40,138)	(224,921)	(277,394)
INVESTMENTS
Decrease in short-term investments	—	—	—	74,419
Investments	—	—	(756)	—
Dispositions (note 3)	925	22,359	925	22,359
Additions to fixed assets	(836)	(2,987)	(2,072)	(4,277)
Proceeds from disposal of assets	45	7	635	56

Cash provided by (used in) investing activities of continuing operations	134	19,379	(1,268)	92,557
INCREASE (DECREASE) IN CASH	(15,845)	30,860	(30,882)	7,259
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATIONS (NOTE 3)	684	(98)	1,008	(46)
CASH & CASH EQUIVALENTS — BEGINNING OF PERIOD	24,455	27,497	39,168	51,046

CASH & CASH EQUIVALENTS — END OF PERIOD	$9,294	$58,259	$9,294	$58,259

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Accounts receivable	$(1,313)	$(2,678)	$3,445	$3,713
Change in receivable from Quebecor Media Inc. relating to dividend income (note 5)	(49,863)	(60,770)	20,822	(15,085)
Inventories	422	2,102	1,548	285
Accounts payable	(1,984)	(1,594)	(8,644)	(8,809)
Accrued liabilities	2,235	9,693	(8,676)	1,060
Tax benefit of interest on convertible obligations (note 5)	17,933	20,675	35,866	41,349
Other	(4,239)	(13,791)	(14,540)	(22,157)

	$(36,809)	$(46,363)	$29,821	$356

Cash interest payments	$8,846	$5,035	$18,001	$14,530
Cash interest receipts	$339	$485	$494	$1,384
Cash tax payments	$1,746	$3,433	$3,402	$5,569
Cash tax receipts	$634	$99	$1,312	$2,130

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEET
(Thousands of Canadian dollars)

	December 31, 2002	June 30, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash & cash equivalents	$51,046	$58,259
Short-term investments	74,419	—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2002 — $3,918; June 30, 2003 — $4,302)	117,041	113,328
Dividend income receivable from Quebecor Media Inc. (note 5)	95,771	110,856
Income and other taxes	16,192	21,776
Inventories	10,500	10,215
Prepaid expenses	4,000	7,162
Future income taxes	3,031	3,031

TOTAL CURRENT ASSETS	372,000	324,627
FIXED ASSETS	208,430	193,402
INVESTMENT IN QUEBECOR MEDIA INC. (note 5)	1,950,000	1,950,000
GOODWILL	751,317	743,727
OTHER ASSETS	54,145	51,565

TOTAL ASSETS	$3,335,892	$3,263,321

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$29,819	$21,010
Accrued liabilities	88,477	89,537
Deferred subscription revenue	16,442	16,429
Current portion of long-term debt	60,000	3,096

TOTAL CURRENT LIABILITIES	194,738	130,072
LONG-TERM DEBT (note 4)	455,147	566,389
FUTURE INCOME TAXES	45,984	36,139
OTHER LIABILITIES	39,105	111,729
NON-CONTROLLING INTEREST	1,838	1,867

TOTAL LIABILITIES	736,812	846,196
SHAREHOLDER'S EQUITY
Convertible obligation (note 5)	2,043,089	2,057,753
Capital stock	301,801	301,801
— Authorized:	10,000,000,000 Voting Class A common shares, nil par value 10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2002 and June 30, 2003:
1,261,000 Voting Class A common shares
Retained earnings	254,008	57,571
Translation adjustment	182	—

TOTAL SHAREHOLDER'S EQUITY	2,599,080	2,417,125

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,335,892	$3,263,321

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of dollars except for share information)

NATURE OF BUSINESS

        The primary operation of Sun Media Corporation ("Sun Media") is newspaper publishing. Sun Media publishes large urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada.    Sun Media is also active in newspaper and magazine distribution, as well as the commercial printing business.

1. BASIS OF PRESENTATION

        The unaudited consolidated financial statements in this report have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with Sun Media's annual audited consolidated financial statements and notes thereto. The interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollar, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

2. NEW ACCOUNTING STANDARDS

        The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new standards.

(i)    Disposal of Long-lived Assets and Discontinued Operations

        In December 2002, the CICA issued the revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations, of the CICA Handbook. Section 3475 provides specific criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the company, and changes the timing of loss recognition on these operations.

        The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003, however, early application is permitted. Sun Media adopted these standards as of January 1, 2003. Therefore, the results from the Florida and British Columbia operations for the three months and six months ended June 30, 2002 and 2003, and the related gains on disposal have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows (note 3).

(ii)   Guarantees

        Effective January 1, 2003, Sun Media adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees.

Operating Leases

        Sun Media has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2003 and 2006, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, then Sun Media must, under certain conditions, compensate the lessor for a portion of the shortfall. As at June 30, 2003, the maximum exposure to Sun Media in respect of these guarantees was $2,229. Sun Media has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.

Business and Asset Disposals

        In connection with certain dispositions of businesses and/or assets, Sun Media may provide customary representations and warranties whose terms range in duration and may not be explicitly defined. In addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, Sun Media may agree to indemnify against claims from its past conduct of the business. Sun Media is unable to estimate the maximum potential liability for these indemnifications due to the uncertain nature of these agreements. Accordingly, amounts are generally not accrued in the consolidated financial statements with respect to these indemnification agreements unless Sun Media expects to make payments pertaining to these guarantees.

Notes

        Under the terms of its Notes (note 4), Sun Media has agreed to indemnify its lenders against changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Notes. These idemnifications extend for the term of the Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.

        Due to the nature of the indemnification agreement, Sun Media is unable to estimate the maximum potential liability it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.

Other Indemnification Agreements

        In the normal course of its operations, Sun Media provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, and leasing transactions. These indemnification agreements require Sun Media to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents Sun Media from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, Sun Media has not made any significant payments under such indemnification.

3. DISCONTINUED OPERATIONS

        On May 5 and 8, 2003, Sun Media completed the sales of its operating assets in Florida and British Columbia, respectively. The total cash consideration on these sales was $22,359, resulting in a gain on disposal of $5,807, or $2,985 after taxes. The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operations included six weekly publications and a commercial printing plant.

        For the three months ended June 30, 2003, total revenues for the discontinued operations were $2,059 (2002 — $5,749), income before income taxes was $237 (2002 — $1,057), and net income was $163 (2002 — $788). For the six months ended June 20, 2003, revenues for discontinued operations were $7,376 (2002 — $11,453), income before income taxes was $694 (2002 — $1,646), and net income was $498 (2002 — $1,231).

        The following table details the carrying amounts of the net assets disposed by major class of asset and liability.

Non-cash working capital	$2,709
Fixed Assets	5,571
Goodwill	7,590
Other	682

$16,552

4. REFINANCING OF LONG-TERM DEBT

        On February 7, 2003, Sun Media sold US$205,000 (or Cdn$312,154) of its 7 5/8% Senior Notes due 2013 (the "Initial Notes"). On May 30, 2003, Sun Media completed its offer to exchange (the "Exchange Offer") US$205,000 principal amount of its Initial Notes for an equal principal amount of new notes (the "Notes") registered under the Securities Act of 1933, as amended. The Notes are unsecured and are due February 15, 2013. Interest is payable semi-annually at 7 5/8% in arrears on February 15 and August 15 of each year, beginning on August 15, 2003.

        Concurrently with the completion of the private placement offering of the Initial Notes, Sun Media entered into a new senior secured credit facility consisting of a $75,000 revolving facility and a US$230,000 (or Cdn$349,029) term loan B credit facility. Sun Media used the net proceeds from the issuance of the Initial Notes and borrowings under the new credit facility totaling $655,829 (after the bond discount of $5,350), as well as additional cash then available to repay borrowings under the old credit facility of $301,473, redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205,687, and pay financing fees on the transaction of $11,000. Sun Media also used the net proceeds to declare and pay to Quebecor Media Inc. ("QMI"), its parent company, a dividend in an aggregate amount of $260,000.

        As a result of the refinancing, Sun Media recorded a net gain of $7,463, or $5,914 after taxes, related to the redemption of Sun Media's senior subordinated notes, the repayment of its old credit facility, and the payment of the related accrued interest. The net gain is comprised of a gain on the unwinding of hedging contracts, offset by a redemption premium, a foreign exchange loss on redemption of Sun Media's senior subordinated notes and the write-off of the related deferred financing costs.

5. CONVERTIBLE OBLIGATIONS AND INVESTMENT IN QUEBECOR MEDIA INC.

        On July 9, 2001, and November 28, 2002, Sun Media issued convertible obligations for $1,600,000 and $350,000 respectively, to its parent, QMI. The convertible obligations are due July 14, 2007 and November 28, 2008, respectively, each carrying an interest rate of 12.15% per year, payable semi-annually. In the three month period ended June 30, 2003, the interest on the convertible obligations amounted to $38,394 (2002 — $30,534), net of income taxes of $20,675 (2002 — $17,933). The total interest paid on the convertible obligations for the six months ended June 30, 2003 was $103,474 (2002 — $117,173). In the six month period ended June 30, 2003, the interest on the convertible obligations amounted to $76,789 (2002 — $61,068), net of income taxes of $41,349 (2002 — $35,866). As at June 30, 2003 the unpaid distribution on the convertible obligations was $107,753 (December 2002 — $93,089).

        The proceeds on the convertible obligations were invested into $1,950,000 Cumulative First Preferred Shares of QMI, which carry fixed cumulative preferential dividends at a rate of 12.50% per year, payable semi-annually. During the three months ended June 30, 2003, dividends of $60,770 (2002 — $49,863) were declared on the Cumulative First Preferred Shares owned by Sun Media. During the six months ended June 30, 2003, dividends of $121,541 (2002 — $99,726) were declared on these shares. For the six months ended June 30, 2003, Sun Media received payments of dividend income of $106,456 (2002 — $120,548) from QMI and at June 30, 2003, the unpaid dividend receivable from QMI was $110,856 (December 2002 — $95,771).

6. SHARE PURCHASE PLANS

        In fiscal 2002, QMI established a stock option plan (the "QMI Plan") for directors, executive officers and key employees of QMI and its subsidiaries. During the three months ended June 30, 2003, 6,129,000 stock options were granted to senior executive officers of Sun Media at an exercise price of $0.217 per share. As at June 30, 2003, none of the total outstanding options of 48,758,700 relating to the QMI Plan have vested.

        During the three months ended June 30, 2003, stock compensation expense of $555,000 (2002 — $nil) was recorded by Sun Media for options issued to its employees under the QMI plan. The total stock compensation expense recorded in wages and employee benefits expense in the six months ended June 30, 2003 was $740,000 (2002 — $nil).

7. FINANCIAL INSTRUMENTS

        On February 7, 2003, Sun Media entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Notes (note 4). These contracts have the effect of converting Sun Media's obligation to make a principal payment on maturity of the Notes from US$205,000 to Cdn$312,154.

        Sun Media also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Notes and (ii) the principal and interest on the portion of the credit facilities denominated in a foreign currency. The effect of these agreements is to convert Sun Media's obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars, as follows:

Cross-currency interest rate swaps:

As at June 30, 2003

	Period covered	Annual interest rate on US$ amount	Notional amount	Exchange rate on interest and principal payments (Cdn$ per US$1.00)	Cdn$ equivalent of notional amount	Annual effective interest rate on Cdn$ equivalent
Notes	2003 - 2008	7.625%	US$155,000	1.5227	$236,019	8.17%
Notes	2008 - 2013	7.625%	US$155,000	1.5227	$236,019	Bankers' acceptances 3 months +3.696%
Notes	2003 - 2013	7.625%	US$50,000	1.5227	$76,135	Bankers' acceptances 3 months +3.696%
Term loan B credit facility	2003 - 2009	LIBOR +2.50%	US$221,425	1.5175	$336,012	Bankers' acceptances 3 months +2.905%

8. SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701 "Segment Disclosures", and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

9. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
Consolidated Statement of Income	June 30, 2002	June 30, 2003
Net income for the year per Canadian GAAP	$81,907	$93,881
Adjustments:
Pension and post-retirement benefits (i)	(245)	(239)
Derivative financial instruments (iii)	332	(10,788)
Interest on convertible obligation (iv)	(48,467)	(59,069)
Income taxes on US adjustments	17,893	24,423

Net income for the year per US GAAP	$51,420	$48,208

Net income is comprised of:
Income from continuing operations	50,632	45,060
Income from discontinued operations	788	3,148

	$51,420	$48,208

	Three months ended
Consolidated Statement of Comprehensive Income (v)	June 30, 2002	June 30, 2003
Comprehensive income:
Net income as adjusted per US GAAP	$51,420	$48,208
Derivative financial instruments (iii)	1,865	(2,797)
Foreign currency translation adjustment	(399)	373
Income taxes on comprehensive income	(410)	951

Comprehensive income per US GAAP (v)	$52,476	$46,735

	Six months ended
Consolidated Statement of Income	June 30, 2002	June 30, 2003
Net income for the year per Canadian GAAP	$150,583	$179,369
Adjustments:
Pension and post-retirement benefits (i)	(491)	(478)
Derivative financial instruments (iii)	1,086	(11,047)
Interest on convertible obligation (iv)	(96,934)	(118,138)
Income taxes on US adjustments	35,623	45,281

Net income for the year per US GAAP	$89,867	$94,987

Net income is comprised of:
Income from continuing operations	88,636	91,504
Income from discontinued operations	1,231	3,483

	$89,867	$94,987

	Six months ended
Consolidated Statement of Comprehensive Income (v)	June 30, 2002	June 30, 2003
Comprehensive income:
Net income as adjusted per US GAAP	$89,867	$94,987
Derivative financial instruments (iii)	4,086	(18,031)
Foreign currency translation adjustment	(382)	(182)
Income taxes on comprehensive income	(899)	4,318

Comprehensive income per US GAAP (v)	$92,672	$81,092

	June 30, 2002	June 30, 2003
Accumulated other comprehensive income:
Pension and post-retirement benefits (i)	$—	$(6,189)
Derivative financial instruments (iii)	7,315	(2,927)
Foreign currency translation adjustment	(105)	—
Income taxes on comprehensive income	(1,609)	3,161

Other comprehensive income per US GAAP	$5,601	$(5,955)

Consolidated Shareholder's Equity	December 31, 2002	June 30, 2003
Shareholder's Equity per Canadian GAAP	$2,599,080	$2,417,125
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(6,852)	(7,330)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	14,984	(14,094)
Convertible obligation (iv)	(2,043,089)	(2,057,753)
Income taxes on US adjustments	1,311	9,561

Shareholder's Equity per US GAAP	$558,453	$340,528

	December 31, 2002		June 30, 2003
Consolidated Balance Sheet
	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Current assets	$372,000	$372,000	$324,627	$324,627
Goodwill	751,317	746,653	743,727	739,063
Other assets	54,145	108,305	51,565	48,993
Accounts payable and accrued liabilities	118,296	118,296	110,547	110,547
Future income taxes	45,984	46,990	36,139	28,895
Long-term debt	515,147	2,599,871	569,485	2,629,840
Other liabilities	39,105	43,496	111,729	127,978
Shareholder's equity	2,599,080	558,453	2,417,125	340,528

Consolidated Statement of Cash Flows

        The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

	Three months ended
	June 30, 2002	June 30, 2003
Cash provided by operating activities per Canadian GAAP	$52,680	$51,619
Interest paid on convertible obligation (iv)	—	—

Cash provided by operating activities per US GAAP	$52,680	$51,619

Cash provided by (used in) financing activities per Canadian GAAP	(68,659)	(40,138)
Interest paid on convertible obligation (iv)	—	—

Cash provided by (used in) financing activities per US GAAP	$(68,659)	$(40,138)

	Six months ended
	June 30, 2002	June 30, 2003
Cash provided by operating activities per Canadian GAAP	$195,307	$192,096
Interest paid on convertible obligation (iv)	(117,173)	(103,474)

Cash provided by operating activities per US GAAP	$78,134	$88,622

Cash provided by (used in) financing activities per Canadian GAAP	(224,921)	(277,394)
Interest paid on convertible obligation (iv)	117,173	103,474

Cash provided by (used in) financing activities per US GAAP	$(107,748)	$(173,920)

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and US GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from US GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under US GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

        Under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, Sun Media is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity.

(ii)   Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under US GAAP.

(iii)  Derivative Financial Instruments

        Effective January 1, 2001, Sun Media adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

        Sun Media utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. Sun Media does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, Sun Media designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

        Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)  Convertible Obligations

        The convertible obligations issued by Sun Media in fiscal 2001 and 2002 are considered to be part of shareholder's equity under Canadian GAAP, and the interest expense thereon, net of taxes, is charged to retained earnings. Under US GAAP, these convertible obligations would be classified as long term debt. The interest expense on the obligations would be charged to earnings. Consequently, under US GAAP the interest would be accounted for as part of operations in the Statement of Cash Flows, whereas interest payments on the convertible obligations are included in financing activities under the Canadian GAAP.

(v)   Comprehensive Income

        Comprehensive income is measured in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of translation adjustments on foreign operations, which under Canadian GAAP is recorded as a separate component of shareholder's equity, and the net gain or loss on derivative instruments designated as cash flow hedges, which is currently not recognized under Canadian GAAP.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ KIN-MAN LEE
Date: August 26, 2003		Name: Kin-Man Lee Title: Vice President, Corporate Controller

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Quarterly Report for the Period Ending June 30, 2003 of SUN MEDIA CORPORATION Filed in this Form 6-K
SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECOND QUARTER 2003
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF INCOME (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEET (Thousands of Canadian dollars)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of dollars except for share information)
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